Exhibit (a)(13)

March 7, 2017

Dear Stockholder:

I am pleased to inform you that, on February 13, 2017, GigPeak, Inc. (“GigPeak”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Integrated Device Technology, Inc., a Delaware corporation (“IDT”), and Glider Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of IDT (“Purchaser”). In accordance with the Merger Agreement, on March 7, 2017, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of GigPeak and the associated purchase rights for Series A Junior Preferred Stock of GigPeak issued under the Amended and Restated Rights Agreement dated as of December 16, 2014, between GigPeak and American Stock Transfer & Trust Company, LLC (collectively, the “Shares”) at a purchase price of $3.08 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “ Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into GigPeak, with GigPeak surviving the merger as a wholly-owned subsidiary of IDT (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) held in the treasury of GigPeak and any Shares owned by any subsidiary of GigPeak, IDT, Purchaser or any other subsidiary of IDT or (ii) owned by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price.

The Board of Directors of GigPeak (the “Board”) unanimously: (i) determined that the transactions contemplated by the Merger Agreement including the Offer and the Merger, are fair to, and in the best interests of GigPeak and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that GigPeak’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger. The Boards of Directors of IDT and Purchaser have each approved the Merger Agreement and the transactions contemplated thereby.

Accompanying this letter is a copy of GigPeak’s Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed are Purchaser’s offer to purchase, dated March 7, 2017, a letter of transmittal for use in tendering your Shares and other related documents. These documents set forth the terms and conditions of the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 Midnight, New York City Time, on Tuesday, April 4, 2017 (which is one minute after 11:59 p.m. New York City Time, Monday April 3, 2017), unless extended or terminated.

Very Truly Yours,

Dr. Avi S. Katz
Chief Executive Officer